Katherine R. Kelly Senior Counsel, Corporate Securities 345 Park Avenue New York, NY 10154-0037 Tel 212-546-4852 Fax 212-605-9475 katherine.kelly@bms.com

July 13, 2009

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Year Ended December 31, 2008
Filed February 20, 2009
File No. 1-01136

Dear Mr. Riedler:

Following up on our discussion today, this letter is to confirm that we anticipate filing the material agreements in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2008 in mid-August 2009 and filing a supplemental response letter shortly thereafter.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly

Senior Counsel, Corporate Securities

Bristol-Myers Squibb Company